UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________________________
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 6)
Bio-Rad Laboratories, Inc.
(Name of Issuer)
Class B Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)
090572-10-8
(CUSIP Number)
Alice N. Schwartz
1000 Alfred Nobel Drive
Hercules, California 94547
(510) 741-6000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Christopher L. Kaufman Latham & Watkins LLP 140 Scott Drive Menlo Park, California 94025 (650) 328-4600	Timothy S. Ernst Bio-Rad Laboratories, Inc. 1000 Alfred Nobel Drive Hercules, California 94547 (510) 741-6005

June 1, 2017
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].
(Continued on following pages)

Page 1 of 14 Pages
Exhibit Index is on Page 14

SCHEDULE 13D
CUSIP No. 090572-10-8		Page 2 of 14 Pages

1.		Name of Reporting Person IRS Identification Nos. of Above Persons (Entities Only) Alice N. Schwartz
2.	Check the Appropriate Box if a Member of a Group (a) [x] (b) [ ]
3.		SEC Use Only
4.		Source of Funds OO
5.		Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)[ ]
6.		Citizenship or Place of Organization United States Citizen
	7.	Sole Voting Power 496,562 shares of Class B Common Stock(1)
Number of Shares Beneficially Owned By	8.	Shared Voting Power 4,060,054 shares of Class B Common Stock
Each Reporting Person With	9.	Sole Dispositive Power 496,562 shares of Class B Common Stock(1)
	10.	Shared Dispositive Power 4,060,054 shares of Class B Common Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,555,616 shares of Class B Common Stock
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]
13.	Percent of Class Represented by Amount in Row (11) 88.9%
14.	Type of Reporting Person IN

(1)
Held by the following trusts, all of which Alice N. Schwartz is the sole trustee: the David Schwartz Non-Exempt Marital Trust (57,000 shares); and the Alice N. Schwartz Revocable Trust (439,562 shares).

SCHEDULE 13D
CUSIP No. 090572-10-8		Page 3 of 14 Pages

1.		Name of Reporting Person IRS Identification Nos. of Above Persons (Entities Only) Norman D. Schwartz
2.	Check the Appropriate Box if a Member of a Group (a) [x] (b) [ ]
3.		SEC Use Only
4.		Source of Funds OO
5.		Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)[ ]
6.		Citizenship or Place of Organization United States Citizen
	7.	Sole Voting Power 469,615 shares of Class B Common Stock (subject to applicable community property and similar statutes)(1) (2)
Number of Shares Beneficially Owned By	8.	Shared Voting Power 4,060,054 shares of Class B Common Stock
Each Reporting Person With	9.	Sole Dispositive Power 469,615 shares of Class B Common Stock (subject to applicable community property and similar statutes)(1) (2)
	10.	Shared Dispositive Power 4,060,054 shares of Class B Common Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,529,669 shares of Class B Common Stock(1)(2)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]
13.	Percent of Class Represented by Amount in Row (11) 84.8%
14.	Type of Reporting Person IN
(1) Includes 220,500 shares of Class B Common Stock of which Norman D. Schwartz has the right to acquire beneficial ownership within sixty days of June 7, 2017 through the exercise of options.
(2) Includes 12,664 shares owned by Norman D. Schwartz’s wife, as to which he disclaims any beneficial ownership.

SCHEDULE 13D
CUSIP No. 090572-10-8		Page 4 of 14 Pages

1.		Name of Reporting Person IRS Identification Nos. of Above Persons (Entities Only) Steven D. Schwartz
2.	Check the Appropriate Box if a Member of a Group (a) [x] (b) [ ]
3.		SEC Use Only
4.		Source of Funds OO
5.		Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)[ ]
6.		Citizenship or Place of Organization United States Citizen
	7.	Sole Voting Power 37,556 shares of Class B Common Stock (subject to applicable community property and similar statutes) (1)
Number of Shares Beneficially Owned By	8.	Shared Voting Power 4,060,054 shares of Class B Common Stock
Each Reporting Person With	9.	Sole Dispositive Power 37,556 shares of Class B Common Stock (subject to applicable community property and similar statutes) (1)
	10.	Shared Dispositive Power 4,060,054 shares of Class B Common Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,097,610 shares of Class B Common Stock(1)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]
13.	Percent of Class Represented by Amount in Row (11) 80.0%
14.	Type of Reporting Person IN
(1) Includes 12,664 shares owned by Steven D. Schwartz’s wife, as to which he disclaims any beneficial ownership.

SCHEDULE 13D
CUSIP No. 090572-10-8		Page 5 of 14 Pages

1.		Name of Reporting Person IRS Identification Nos. of Above Persons (Entities Only) Blue Raven Partners, L.P., 943334150
2.	Check the Appropriate Box if a Member of a Group (a) [x] (b) [ ]
3.		SEC Use Only
4.		Source of Funds OO
5.		Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)[ ]
6.		Citizenship or Place of Organization California
	7.	Sole Voting Power 4,060,054 shares of Class B Common Stock
Number of Shares Beneficially Owned By	8.	Shared Voting Power -0- shares of Class B Common Stock
Each Reporting Person With	9.	Sole Dispositive Power 4,060,054 shares of Class B Common Stock
	10.	Shared Dispositive Power -0- shares of Class B Common Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,060,054 shares of Class B Common Stock
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]
13.	Percent of Class Represented by Amount in Row (11) 79.2%
14.	Type of Reporting Person PN

SCHEDULE 13D
CUSIP No. 090572-10-8		Page 6 of 14 Pages

1.		Name of Reporting Person IRS Identification Nos. of Above Persons (Entities Only) Alice N. Schwartz Revocable Trust
2.	Check the Appropriate Box if a Member of a Group (a) [x] (b) [ ]
3.		SEC Use Only
4.		Source of Funds OO
5.		Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)[ ]
6.		Citizenship or Place of Organization California
	7.	Sole Voting Power 439,562 shares of Class B Common Stock
Number of Shares Beneficially Owned By	8.	Shared Voting Power -0- shares of Class B Common Stock
Each Reporting Person With	9.	Sole Dispositive Power 439,562 shares of Class B Common Stock
	10.	Shared Dispositive Power -0- shares of Class B Common Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 439,562 shares of Class B Common Stock
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]
13.	Percent of Class Represented by Amount in Row (11) 8.6%
14.	Type of Reporting Person OO

Item 1. Security and Issuer.
This statement relates to the Class B Common Stock, par value $0.0001 per share (“Class B Common Stock”), of Bio-Rad Laboratories, Inc. (“Bio-Rad” or the “Company”) whose principal offices are located at 1000 Alfred Nobel Drive, Hercules, California 94547.
Item 2. Identity and Background.
Item 2 of the Schedule 13D is hereby amended and restated as follows:

Reference is made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on January 13, 2000 by David Schwartz, Alice N. Schwartz, Norman D. Schwartz, Steven D. Schwartz and Blue Raven Partners, L.P., as amended by Amendment No. 1 to the statement on Schedule 13D filed with the Commission on June 27, 2003, Amendment No. 2 to the statement on Schedule 13D filed with the Commission on March 22, 2005, Amendment No. 3 to the statement on Schedule 13D filed with the Commission on July 31, 2007, Amendment No. 4 to the statement on Schedule 13D filed with the Commission on August 27, 2009, and Amendment No. 5 to the statement on Schedule 13D filed with the Commission on November 15, 2013 by David Schwartz, Alice N. Schwartz, Norman D. Schwartz, Steven D. Schwartz, Blue Raven Partners, L.P. and the Alice N. Schwartz Revocable Trust (the “Prior Filing”). Each of Alice N. Schwartz, Norman D. Schwartz and Steven D. Schwartz together with Blue Raven Partners, L.P. and the Alice N. Schwartz Revocable Trust (sometimes collectively referred to as the “Shareholders”) has agreed to file this statement jointly in an agreement entered into pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, and included as an exhibit to this statement, which agreement is hereby incorporated by reference. The Prior Filing is incorporated herein by reference and is hereby amended by this statement which is filed by the Shareholders, with respect to whom the following information relates.

(a)-(c), (f). This statement is being filed by (1) Alice N. Schwartz, a Director of Bio-Rad and retired, (2) Norman D. Schwartz, President, Chief Executive Officer and Chairman of the Board of Directors of Bio-Rad, (3) Steven D. Schwartz, an employee of Bio-Rad, (4) Blue Raven Partners, L.P. (the “Partnership”), a California limited partnership organized to provide consolidated management of certain assets owned by the partners, and (5) the Alice N. Schwartz Revocable Trust.

The business address of each of Alice N. Schwartz, Norman D. Schwartz, Steven D. Schwartz, the Partnership and the Alice N. Schwartz Revocable Trust is c/o Bio-Rad Laboratories, Inc., 1000 Alfred Nobel Drive, Hercules, California 94547.

Each of Alice N. Schwartz, Norman D. Schwartz and Steven D. Schwartz is a citizen of the United States of America.

(d), (e). During the last five years, none of Alice N. Schwartz, Norman D. Schwartz, Steven D. Schwartz, the Partnership and the Alice N. Schwartz Revocable Trust has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.
Item 3 to the Schedule 13D is hereby amended, in pertinent part, as follows:
Since the most recent filing of a statement on Schedule 13D, the following transactions have been effected by Alice N. Schwartz.

Date	No. of Shares of Class B Common Stock Acquired (Disposed)	Type	Price Per Share	Ownership
11/22/13	(630)	Gift	--	Indirect (1)
12/1/14	(690)	Gift	--	Indirect (1)
12/8/15	(600)	Gift	--	Indirect (1)
12/9/16	(468)	Gift	--	Indirect (1)
6/1/17	(41,176)	Distribution	--	Indirect (2)

(1)	Held by Alice N. Schwartz Revocable Trust, of which Alice N. Schwartz is the sole trustee.

(2)	Distribution by DANSA Partners Ltd, a California limited partnership, of which Alice N. Schwartz is the general partner.

Since the most recent filing of a statement on Schedule 13D, the following transactions have been effected by Norman D. Schwartz.

Date	No. of Shares of Class B Common Stock Acquired (Disposed)	Type	Price Per Share	Ownership
11/15/13*	16,892	Stock option exercise	$53.50	Direct
11/22/13	210	Gift	--	Direct
6/10/14*	1,499	Restricted stock unit vesting	--	Direct
9/8/14*	1,499	Restricted stock unit vesting	--	Direct
9/11/14*	1,487	Restricted stock unit vesting	--	Direct
9/12/14*	1,252	Restricted stock unit vesting	--	Direct
11/4/14*	1,148	Restricted stock unit vesting	--	Direct
12/1/14	230	Gift	--	Direct
2/9/15*	20,026	Stock option exercise	$56.40	Direct
8/25/15*	19,657	Stock option exercise	$63.00	Direct
9/8/15	2,400	Restricted stock unit vesting	--	Direct

Date	No. of Shares of Class B Common Stock Acquired (Disposed)	Type	Price Per Share	Ownership
9/8/15	(1,255)	Conversion to Class A	--	Direct
9/10/15	2,000	Restricted stock unit vesting	--	Direct
9/10/15	(1,058)	Conversion to Class A	--	Direct
9/11/15	2,600	Restricted stock unit vesting	--	Direct
9/11/15	(1,371)	Conversion to Class A	--	Direct
9/12/15	2,617	Restricted stock unit vesting	--	Direct
9/14/15	(1,380)	Conversion to Class A	--	Direct
11/4/15*	1,147	Restricted stock unit vesting	--	Direct
12/8/15	200	Gift	--	Direct
12/17/15	(200)	Gift	--	Direct
9/10/16*	956	Restricted stock unit vesting	--	Direct
9/11/16*	2,773	Restricted stock unit vesting	--	Direct
9/12/16*	1,251	Restricted stock unit vesting	--	Direct
11/4/16*	1,147	Restricted stock unit vesting	--	Direct
12/9/16	156	Gift	--	Direct
5/23/17*	11,895	Stock option exercise	$75.00	Direct
6/1/17	20,588	Distribution	--	Direct(1)
* Acquired through net share settlement.
(1) Distribution from DANSA Partners Ltd, a California limited partnership, of which Norman D. Schwartz is a limited partner.

The shares of Class B Common Stock acquired on November 22, 2013, December 1, 2014, December 8, 2015 and December 9, 2016 were acquired by Norman D. Schwartz and his wife in equal amounts of one half each by gift from the Alice N. Schwartz Revocable Trust.

Since the most recent filing of a statement on Schedule 13D, the following transactions have been effected by Steven D. Schwartz.

Date	No. of Shares of Class B Common Stock Acquired (Disposed)	Type	Price Per Share	Ownership
11/22/13	210	Gift	--	Direct
12/1/14	230	Gift	--	Direct
12/8/15	200	Gift	--	Direct
12/9/16	156	Gift	--	Direct
6/1/17	20,588	Distribution	--	Direct(1)

(1)	Distribution from DANSA Partners Ltd, a California limited partnership, of which Steven D. Schwartz is a limited partner.

The shares of Class B Common Stock acquired on November 22, 2013, December 1, 2014, December 8, 2015 and December 9, 2016 were acquired by Steven D. Schwartz and his wife in equal amounts of one half each by gift from the Alice N. Schwartz Revocable Trust.

Since the most recent filing of a statement on Schedule 13D, the following transactions have been effected by the Alice N. Schwartz Revocable Trust.

Date	No. of Shares of Class B Common Stock Acquired (Disposed)	Type	Price Per Share	Ownership
11/22/13	(630)	Gift	--	Direct
12/1/14	(690)	Gift	--	Direct
12/8/15	(600)	Gift	--	Direct
12/9/16	(468)	Gift	--	Direct

Item 4. Purpose of Transaction.
Item 4 to the Schedule 13D is hereby amended, in pertinent part, as follows:
The purpose of the Shareholders’ ownership of Bio-Rad shares has been control of the Company. The Shareholders control the management of the Company and may be deemed to be “parents” of the Company as that term is defined in the Rules and Regulations of the Commission.
Item 5. Interest in Securities of the Issuer.
Item 5 to the Schedule 13D is hereby amended, in pertinent part, as follows:
(a)-(b):

The Partnership:

The Partnership is the direct and beneficial owner of 4,060,054 shares of the Class B Common Stock with respect to which it has sole voting and dispositive power, representing 79.2% of the issued and outstanding Class B Common Stock.

Alice N. Schwartz, Norman D. Schwartz and Steven D. Schwartz:

Alice N. Schwartz, Norman D. Schwartz and Steven D. Schwartz have indirect beneficial ownership of the 4,060,054 shares of Class B Common Stock held by the Partnership, over which they have shared voting and dispositive power, as the result of their positions as general partners in the Partnership.

Mrs. Schwartz is the beneficial owner of 496,562 shares of Class B Common Stock, over which she has sole voting power and which are held in the following trusts, all of which Mrs. Schwartz is the sole trustee: the David Schwartz Non-Exempt Marital Trust (57,000 shares); and the Alice N. Schwartz Revocable Trust (439,562 shares). As the result of the foregoing, Mrs. Schwartz has beneficial ownership of an aggregate of 4,556,616 shares of Class B Common Stock, representing 88.9% of the issued and outstanding Class B Common Stock.

Norman D. Schwartz holds 249,115 shares of Class B Common Stock, but disclaims beneficial ownership with respect to 12,664 of such shares owned by Norman D. Schwartz’s wife. Norman D. Schwartz has 220,500 shares of Class B Common Stock exercisable within sixty days pursuant to options. As the result of the foregoing, Norman D. Schwartz is deemed to have beneficial ownership of an aggregate of 4,529,669 shares of Class B Common Stock, representing 84.8% of the issued and outstanding Class B Common Stock.

Steven D. Schwartz holds 37,556 shares of Class B Common Stock, but disclaims beneficial ownership with respect to 12,664 of such shares owned by Steven D. Schwartz’s wife. As the result of the foregoing, Steven D. Schwartz is deemed to have beneficial ownership of an aggregate of 4,097,610 shares of Class B Common Stock, representing 80.0% of the issued and outstanding Class B Common Stock.

The Alice N. Schwartz Revocable Trust is the direct and beneficial owner of 439,562 shares of Class B Common Stock with respect to which it has sole voting and dispositive power, representing 8.6% of the issued and outstanding Class B Common Stock.

(c):    During the past sixty days, the following transactions have been effected by Alice N. Schwartz:

Date	No. of Shares of Class B Common Stock Acquired (Disposed)	Type	Price Per Share	Ownership
6/1/17	(41,176)	Distribution	--	Indirect (1)

(1)	Distribution by DANSA Partners Ltd, a California limited partnership, of which Alice N. Schwartz is the general partner.

During the past sixty days, the following transactions have been effected by Norman D. Schwartz:

Date	No. of Shares of Class B Common Stock Acquired (Disposed)	Type	Price Per Share	Ownership
5/23/17*	11,895	Stock option exercise	$75.00	Direct
6/1/17	20,588	Distribution	--	Direct(1)
* Acquired through net share settlement.
(1) Distribution from DANSA Partners Ltd, a California limited partnership, of which Norman D. Schwartz is a limited partner.

During the past sixty days, the following transactions have been effected by Steven D. Schwartz:

Date	No. of Shares of Class B Common Stock Acquired (Disposed)	Type	Price Per Share	Ownership
6/1/17	20,588	Distribution	--	Direct(1)
(1) Distribution from DANSA Partners Ltd, a California limited partnership, of which Norman D. Schwartz is a limited partner.

(d)-(e):    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 to the Schedule 13D is hereby amended, in pertinent part, as follows:
Alice N. Schwartz owns beneficially 2,737,673 shares of Class A Common Stock, representing 11.2% of the issued and outstanding Class A Common Stock. 2,733,853 of these shares are held by the following trusts, all of which Alice N. Schwartz is the sole trustee: the David and Alice N. Schwartz Charitable Remainder Unitrust (34,311 shares); the David Schwartz Exemption Trust (90 shares); the David Schwartz Exempt Marital Trust (240 shares); the David Schwartz Non-Exempt Marital Trust (898,931 shares); and the Alice N. Schwartz Revocable Trust (1,800,281 shares). 3,820 of these shares are held by the Alles Institute for Medical Research, a Delaware Charitable Nonstock Corporation, with respect to which Alice N. Schwartz shares voting and dispositive power consistent with the purposes of the Delaware Charitable Nonstock Corporation.

Norman D. Schwartz is the direct and beneficial owner of 411,252 shares of Class A Common Stock, representing approximately 1.7% of the issued and outstanding Class A Common Stock.

Steven D. Schwartz holds 363,964 shares of Class A Common Stock, but disclaims beneficial ownership with respect to 1,818 of such shares owned by Steven D. Schwartz’s wife. Steven D. Schwartz’s shares of Class A Common Stock represent approximately 1.5% of the issued and outstanding Class A Common Stock.

The Alice N. Schwartz Revocable Trust holds 1,800,281 shares of Class A Common Stock, representing 7.3% of the issued and outstanding Class A Common Stock.

Alice N. Schwartz is the parent of Norman D. Schwartz and Steven D. Schwartz. By virtue of the Shareholders’ Class B Common Stock ownership, they control the management of the Company and may be deemed to be “control persons” of the Company as that term is defined in the Rules and Regulations of the Commission.

Item 7. Material to be Filed as Exhibits.
Exhibit 1*    Agreement Among the Shareholders to File Joint Schedule 13D
Exhibit 2**    Limited Partnership Agreement of Blue Raven Partners, L.P.

*	Incorporated by reference to Exhibit 1 to Amendment No. 5 to our Schedule D filed with the Commission on November 15, 2013.

**	Incorporated by reference to Exhibit 2 to our Schedule 13D filed with the Commission on January 13, 2000.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: June 26, 2017

/s/ Alice N. Schwartz
Alice N. Schwartz, individually

/s/ Norman D. Schwartz
Norman D. Schwartz, individually

/s/ Steven D. Schwartz
Steven D. Schwartz, individually

BLUE RAVEN PARTNERS, L.P.

/s/ Alice N. Schwartz
Alice N. Schwartz, General Partner

ALICE N. SCHWARTZ REVOCABLE TRUST

/s/ Alice N. Schwartz
Alice N. Schwartz, Trustee

EXHIBIT INDEX

Exhibit 1*    Agreement Among the Shareholders to File Joint Schedule 13D
Exhibit 2**    Limited Partnership Agreement of Blue Raven Partners, L.P.

*	Incorporated by reference to Exhibit 1 to Amendment No. 5 to our Schedule D filed with the Commission on November 15, 2013.

**	Incorporated by reference to Exhibit 2 to our Schedule 13D filed with the Commission on January 13, 2000.